

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2022

Tin Lung David Leung
President and Chief Executive Officer
New Momentum Corp.
150 Cecil Street, #08-01
Singapore 069543

> **Re: New Momentum Corp.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed July 27, 2022**
> **File No. 333-257302**

Dear Mr. Leung:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2022 letter.

Amendment No. 6 to Registration Statement on Form S-1 filed July 27, 2022

Cover Page

1. We note that you deleted from the prospectus cover page the disclosure "[f]urthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA to reduce the number of non-inspection years from three to two years and, thus, would reduce the time before our securities may be prohibited from trading or be delisted." Please add back this disclosure, as it remains accurate and relevant to your company.

2. We note your response to comment 2. As previously requested, please provide cross-references to the consolidated financial statements, and also include such cross-reference in the corresponding discussion in your prospectus summary.

Prospectus Summary, page 6

3.   We note your response to comment 1. In your prospectus summary, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Please also refer to comment 1 in our letter dated January 27, 2022.

4.   We note your response to comment 5, as well as your amended disclosure on page 4. In connection therewith:

- Please state both in your summary and in your risk factors that to the extent cash and/or assets in the business is in Hong Kong or your Hong Kong entities, such funds and/or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets.

- Please include a cross-reference on the cover page to the disclosure in your summary.

- Please amend your summary risk factors to reflect the above risk.

5.   We note your response to comment 7, as well as your amended disclosure. In connection therewith:

- Please revise your summary risk factors discussion on page 9 to include a cross-reference in each bullet point to the relevant individual detailed risk factor.

- Please update your summary risk factors to include both a summary of and a cross-reference to your three new risk factors beginning on page 21 of the registration statement.

6.   We note your response to comment 8 and your revised disclosure beginning on page 10 under the heading "Transfers of Cash to and from Our Hong Kong Subsidiaries." Please revise this heading to reflect that the disclosure also addresses cash transfers to U.S. investors.

Permissions under Hong Kong Law and PRC Law, page 10

7.   We note your response to comment 9, as well as your amended disclosure that you "have been advised by PRC and Hong Kong counsel that the CAC does not apply to [y]our operations in Hong Kong . . . ." Please name your local counsel and file their consent as an exhibit to the registration statement.

8.   We note your response to comment 10, as well as your amended disclosure on page 9 that you "have received all requisite permissions and approvals to operate our business" and

your discussion of the consequences if "PRC authorities reinterpret PRC laws . . . ." In connection therewith:

- Please describe the consequences to you and your investors if you or your subsidiaries do not receive or maintain such permissions or approvals (which you disclose you "have received").

- Please describe the consequences to you and your investors if you or your subsidiaries inadvertently conclude that such permissions or approvals are not required.

- Please describe the consequences to you and your investors if applicable laws or regulations change and you are required to obtain such permissions or approvals in the future.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure, page 50

9. We note your response to comment 1, as well as your disclosure that "[t]here have not been any changes in or disagreements with accountants on accounting and financial disclosure or any other matter." We further note it appears your independent accounting firm changed from Total Asia Associates, PLT to J&S Associates during the last two fiscal years. Please disclose this change pursuant Item 304 of Regulation S-K or tell us why there has not been any change.

General

10. We note your response to comment 12, as well as your amended disclosure on page 43 that "Mr. Leung is a resident of Hong Kong." As previously requested, please include a new, separate "Enforceability" section, consistent with Item 101(g) of Regulation S-K.

11. Please provide an updated consent of Total Asia Associates PLT with respect to their report dated March 26, 2021 relating to the audit of the company's balance sheet and related consolidated statements for the year ended December 31, 2020.

You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Thomas E. Puzzo, Counsel